SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                          (Amendment No. ____________)1

                            GSB Financial Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    362263105
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 January 3, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No. 362263105




1.       NAME OF REPORTING PERSONS:          Paul J. Glazer
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      [ ]
                                                                (b)      |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

     NUMBER OF        5.     SOLE VOTING POWER                      130,100
       SHARES
    BENEFICIALLY      6.     SHARED VOTING POWER                          0
      OWNED BY
        EACH          7.     SOLE DISPOSITIVE POWER                 130,100
      REPORTING
     PERSON WITH      8.     SHARED DISPOSITIVE POWER                     0


 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   130,100

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 6.6%

12.      TYPE OF REPORTING PERSON*                                          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                Page 2 of 9 Pages

SCHEDULE 13G

CUSIP No. 362263105



 1.       NAME OF REPORTING PERSONS:                 Paul J. Glazer, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-4032493

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      [ ]
                                                                (b)      |X|
 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware

     NUMBER OF        5.    SOLE VOTING POWER                       130,100
       SHARES
    BENEFICIALLY      6.    SHARED VOTING POWER                           0
      OWNED BY
        EACH          7.    SOLE DISPOSITIVE POWER                  130,100
      REPORTING
     PERSON WITH      8.    SHARED DISPOSITIVE POWER                      0

 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  130,100

 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              6.6%

 12.      TYPE OF REPORTING PERSON*                                       OO

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 3 of 9 Pages

 Item 1(a).       Name of Issuer:

                           GSB Financial Corporation

 Item 1(b).       Address of Issuer's Principal Executive Offices:

                           One South Church Street
                           Goshen, New York 10924

 Item 2(a).       Name of Persons Filing:

                           Paul J. Glazer
                           Paul J. Glazer, LLC
                           (together, the "Reporting Persons")

 Item 2(b).       Address of Principal Business Office or, if None, Residence:

                           The principal business address of each of the Reporting Persons is:
                           237 Park Avenue
                           Suite 801
                           New York, New York 10017

 Item 2(c).       Citizenship:

                           Paul J. Glazer:           United States of America
                           Paul J. Glazer, LLC:      Delaware

 Item 2(d).       Title of Class of Securities:

                           Common Stock, $.01 par value

 Item 2(e).       CUSIP Number:

                           362263105



                                Page 4 of 9 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:        Not Applicable

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

               (e)  [ ] Investment    Adviser    in    accordance   with    Rule
                    13d-1(b)(1)(ii)(E);

               (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

               (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        A.  Paul J. Glazer

        (a) Amount beneficially owned:                                  130,100
        (b) Percent of Class:                                              6.6%
        (c) Number of shares as to which such person has:
            (i)   Sole power to vote or direct the vote:                130,100
            (ii)  Shared power to vote or to direct the vote:                 0
            (iii) Sole power to dispose or direct the disposition of:   130,100
            (iv)  Shared power to dispose or to direct the disposition of:    0



                                Page 5 of 9 Pages

        B.  Paul J. Glazer, LLC

        (a) Amount beneficially owned:                                   130,100
        (b) Percent of Class:                                               6.6%
        (c) Number of shares as to which such person has:
            (i)   Sole power to vote or direct the vote:                 130,100
            (ii)  Shared power to vote or to direct the vote:                  0
            (iii) Sole power to dispose or direct the disposition of:    130,100
            (iv)  Shared power to dispose or to direct the disposition of:     0

            As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer and Paul J. Glazer, LLC ("PJG") beneficially own 130,100 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 6.6% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 130,100 shares of Common Stock in his capacity as the managing member of PJG, which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware investment partnership ("GCM"). In addition, PJG manages on a discretionary basis separate accounts for two unrelated entities, Asset Management Holdings Co. ("AMHC") and Chichester Offshore Limited ("COL"). PJG has full investment and voting discretion over each of these accounts. PJG does not have an ownership interest in either AMHC or COL. Mr. Glazer and PJG disclaim beneficial ownership of those shares of Common Stock held by AMHC and COL.

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Each of GCM, AMHC and COL has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8. Identification and Classification of Members of the Group.

            Not Applicable




                                Page 6 of 9 Pages

Item 9. Notice of Dissolution of Group.

            Not Applicable

Item 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.























                                Page 7 of 9 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  February 8, 2001

                                                       /s/ Paul J. Glazer
                                             ----------------------------------
                                                      Paul J. Glazer

                                             PAUL J. GLAZER, LLC

                                             By:       /s/ Paul J. Glazer
                                                      -------------------------
                                             Name:    Paul J. Glazer
                                             Title:   Managing Member






                                  EXHIBIT INDEX

 Exhibits

1. Joint Filing Agreement, dated February 8, 2001, by and between Paul J. Glazer and Paul J. Glazer, LLC.












                                Page 8 of 9 Pages

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT


                  The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $.01 per share, of GSB Financial Corporation is filed jointly, on behalf of each of them.

 Dated: February 8, 2001


                                                         /s/ Paul J. Glazer
                                               --------------------------------
                                               Paul J. Glazer



                                               PAUL J. GLAZER, LLC



                                               By:       /s/ Paul J. Glazer
                                                        -----------------------
                                               Name:    Paul J. Glazer
                                               Title:   Managing Member








                                Page 9 of 9 Pages